UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Immuron Limited

(Name of Issuer)

ADS

(Title of Class of Securities)

45254U101

(CUSIP Number)

FiveMore Special Situations Fund Ltd
C/O M&C Corporate Services, P.O Box 309 GT, Ugland House, South Churge Street,
George Town, Grand Cayman, Cayman Islands 309 GT
+1 345 749 2552

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45254U101	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FiveMore Special Situations Fund Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 00,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 45254U101	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FiveT Capital AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 00,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 45254U101	13D	Page 4 of 6 Pages

Item 1.  Security and Issuer.

Cusip:

45254U101

Issuer:

Immuron Limited
62 Lygon Street
Level 3
Carlton, Victoria C3 3053
Australia

Item 2.  Identity and Background.

Name of person filing:

FiveMore Special Situations Fund Ltd
FiveT Capital AG

Registered address or principle place of business:

FiveMore Special Situations Fund Ltd
C/O M&C Corporate Services, P.O Box 309 GT, Ugland House, South Churge Street,
George Town, Grand Cayman, Cayman Islands 309 GT

FiveT Capital AG
Allmendstrasse 140, 8041 Zurich, ZH, Switzerland

Item 5.  Interest in Securities of the Issuer.

As of the date of this Schedule 13D, the Reporting Persons acquired an aggregate of 384,556 shares of Common Stock, consisting of 384,556 shares held by the Fund (the “Shares”).  The Shares represent 6.86% of the Common Stock outstanding.  On the same date, the Reporting Persons sold an aggregate of 384,556 Shares.  As of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 0 shares of Common Stock.

Item 7.  Material to Be Filed as Exhibits.

Schedule I

CUSIP No. 45254U101	13D	Page 5 of 6 Pages

Schedule I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person in the last 60 days since the date of the event which requires filing of this Statement.

Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
07/21/2020	355,556	18.75
07/21/2020	29,000	17.49
07/21/2020	(384,556)	18.88

CUSIP No. 45254U101	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIVEMORE SPECIAL SITUATIONS FUND LTD

/s/ Wieland Kreuder

Authorized Person

July 31, 2020